QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Six Flags, Inc.:

        We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

        Our report refers to a change in the method of accounting for the Company's investments in certain variable interest entities in 2003 and the reclassification of all periods presented to reflect this change. Our report also refers to a change in the methods of accounting for goodwill and other intangible assets in 2002 and accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Oklahoma City, Oklahoma
June 1, 2004

QuickLinks

Consent of Independent Registered Public Accounting Firm